LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.

September 30, 2022



LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.

For the Year Ended September 30, 2022

TABLE OF CONTENTS



Certified Public Accountants, PC
www.bkc-cpa.com

<h1 style="text-align:center">Independent Auditors' Report</h1>

Board of Directors
Lawrenceville Plasma Physics, Inc.
D/B/A LPPFusion, Inc.
Middlesex, New Jersey

We have audited the accompanying financial statements of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.), which comprise the Balance Sheet as of September 30, 2022, and the related Statements of Operations and Accumulated Deficit, Cash Flows, and Changes in Stockholders' Equity for the year then ended, and the related Notes to the Financial Statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.) as of September 30, 2022, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.)'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.)'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by Management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.)'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

BKC, CPAs, PC

BKC, CPAS, PC

February 15, 2023
Flemington, New Jersey

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Balance Sheet
September 30, 2022

ASSETS

Current assets		
Cash	$	88,713
Total current assets		88,713
Property and equipment, net of accumulated depreciation of $975,209		347,079
Total assets	$	435,792

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	34,081
Short-term loan		15,000
Total current liabilities		49,081
Stockholders' equity		
Capital stock		
Class A voting, no par value, 20 shares authorized, 20 shares issued and outstanding		1
Class B non-voting, no par value, 400,000 shares authorized, 324,923 shares issued and outstanding		9,641,802
Accumulated deficit		(9,255,092)
Total stockholders' equity		386,711
Total liabilities and stockholders' equity	$	435,792

See accompanying notes to the financial statements.

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Statement of Operations and Accumulated Deficit
For the Year Ended September 30, 2022

Operating expenses		
Salaries and wages	$	255,558
Payroll taxes		20,081
Employee benefits		64,997
Computer related expenses		33,447
Contractor expense		7,795
Depreciation expense		67,406
Dues and subscriptions		5,345
Insurance		7,622
Materials and supplies		5,446
Travel		2,991
Rent		29,287
Telephone		11,965
Office expense		14,451
Professional fees		63,539
Finance charge		1,837
Advertising and promotion		15,256
Total operating expenses		607,023
Other income (expense)		
Miscellaneous income		11,312
Processing fees for crowdfunding		(1,643)
Total other income (expense)		9,669
Net loss before provision for income taxes		(597,354)
Provision for income taxes		1,060
Net loss	$	(598,414)

See accompanying notes to the financial statements.

LAWRENCEVILLE PLASMA PHYSICS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2022

| | Class A Stock | | Class B Stock | | Accumulated | Total Stockholders' |
	Number	Amount	Number	Amount	Deficit	Equity
Balance at September 30, 2021	20	$ 1	323,887	$ 9,296,357	$ (8,656,678)	$ 639,680
Issuance of stock	-	-	1,036	345,445	-	345,445
Net loss	-	-	-	-	(598,414)	(598,414)
Balance at September 30, 2022	20	$ 1	324,923	$ 9,641,802	$ (9,255,092)	$ 386,711

See accompanying notes to the financial statements.

5


LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Statement of Cash Flows
For the Year Ended September 30, 2022


Cash flows from operating activities	
Net loss	$ (598,414)
Adjustments to reconcile net loss to	
net cash used in operating activities	
Depreciation	67,406
Decrease in assets	
Prepaid expenses	4,665
Decrease in liabilities	
Accounts payable and accrued expenses	28,304
Other current liabilities	(6,212)
Total adjustments	94,163
Net cash used in operating activities	(504,251)
Cash flows from investing activities	
Purchases of property and equipment	(21,624)
Net cash used in investing activities	(21,624)
Cash flows from financing activities	
Proceeds from short-term loan	15,000
Proceeds from sale of capital stock	345,445
Net cash provided by financing activities	360,445
Decrease in cash	(165,430)
Cash - beginning of year	254,143
Cash - end of year	$ 88,713


See accompanying notes to the financial statements.
6


Note 1 -   Summary of significant accounting policies
Description of the Company
Lawrenceville Plasma Physics, Inc., D/B/A LPPFusion, Inc. (the Company), incorporated in 2003, is a research and development company. LPPFusion's main technology is Focus Fusion, a fusion energy generator. This technology uses a Dense Plasma Focus device, fueled by hydrogen and boron, and converts energy directly into electricity.

The Company has already achieved major experimental milestones. Of the three factors that serve as an indicator of fusion energy yield (temperature, density, and confinement time), the Company has so far achieved adequate temperature and confinement time for net energy. It plans to carry out scientific experiments to demonstrate the scientific feasibility of its approach and develop a prototype fusion generator. The Company expects that it will achieve profitable operation after that time primarily by selling licenses for the manufacture of the generators and from the royalties from those licenses.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
Deferred income taxes reflect the temporary differences in reporting assets and liabilities for income and financial accounting purposes. These temporary differences arise primarily from the recognition of accelerated depreciation for income tax purposes and net operating loss carryforwards.

With few exceptions, the Company is no longer subject to the U.S. Federal, state or local income tax examinations by tax authorities for years before 2019.

Property and equipment
Property and equipment are stated at cost. Repairs and maintenance costs are expensed, while additions and betterments are capitalized. Depreciation is being provided for principally by the straight-line method over estimated useful lives of the related assets.

	Estimated Useful Life
Leasehold improvements	39 years
Machinery and equipment	10 years
Software	3 years

Note 1 -   Summary of significant accounting policies (continued)
            Advertising
            Advertising expenses related to the marketing and promotions of the Company's services are expensed in the period incurred. Advertising cost for the year ended September 30, 2022 was $15,256.

            Revenue recognition
            Revenue consists of subscription payments and sponsored research agreement provided by a non-profit organization.

Note 2 -   Concentration of credit risk
            The Company maintains its cash and cash equivalents in a wide array of bank deposit accounts and financial institutions which are insured by the Federal Deposit Insurance Corporation. The Company does not have uninsured cash at September 30, 2022.

Note 3 -   Property and equipment
            Property and equipment at cost is summarized as follows:

Leasehold improvements	$	114,592
Software		22,681
Machinery and equipment		1,185,015
Total property and equipment		1,322,288
Less: accumulated depreciation		(975,209)
Property and equipment, net	$	347,079

            Depreciation expense for the year ended September 30, 2022 was $67,406.

Note 4 -   Patents
            The Company has been granted patents in the United States, Australia, Canada, China, and the European Union, and has an outstanding patent application in India.

Note 5 -   Stock option plan
            Pursuant to the Company's Stock Option Plan, the Company will issue from time to time, to employees, officers, directors and consultants of the Company, options to purchase shares of the Company's common stock.

            Options are granted with an exercise price equal to the fair value of the Company's stock at the date of the grant; the options generally vest immediately. The exercise price for the options range from $60 to $150. The options generally have ten-year contractual terms. The fair value of each option award was the market price of the stock as determined arbitrarily by the management of the Company on the date of the issuance. At September 30, 2022, there were 7,742 options outstanding.

Note 5 -   Stock option plan (continued)
There was no compensation expense recorded for any of the options because Management of the Company, using qualitative inputs, has determined the fair value to be negligible.

Note 6 -   Operating leases
The Company rents office space under an operating lease expiring in January 31, 2026. Rent is due monthly installments of $1,990 through January 31, 2026. In addition, the rent will increase annually at 2% per year for the duration of the lease. The Company also leases a storage facility for $89 a month on a month-to-month basis. Rent expenses for the year ended September 31, 2022 was $29,287.

The remaining future lease payments under the operating lease is as follows for the year ended September 30:

2023	$ 25,432
2024	25,435
2025	25,435
2026	9,197

Note 7 -   Income taxes
The provision for income taxes for the year ended September 30, 2022, is as follows:

Current state taxes	$ 1,060

As of September 30, 2022, the Company has available a cumulative net operating loss carryforward of $8,643,885 which begins to expire in 2027 and a book to tax temporary difference of $132,100 arising from the recognition of accelerated depreciation for income tax purposes. Because of the more likely than not assessment that the deferred tax asset will not be used, an allowance equal to the amount of the deferred tax asset has been recorded.

Note 8 -   Short-term loan
The Company received a $15,000 loan in June 2022 from an unrelated party at 10.4% annual rate payable in 12 months.

Note 9 -   Supplemental disclosure of cash flow information
Cash paid during the years ended September 30, 2022, as follows:

Income taxes	$ 1,060

Note 10 -   Change in accounting standards
ASU 2016-02: FASB issued ASU 2016-02, *Leases*. This ASU recognizes as a liability, non-cancellable lease. The liability offset by an amortizable asset called a right to use. This ASU will be effective to the Company in the year ending September 30, 2023. Management has not completed its assessment of the impact of this change.

Note 11 -   Risk and uncertainties
The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Organization's financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Organization is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for the fiscal year ended 2023.

The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology.

Note 12 -   Subsequent events
The Company's Management has determined that no material events or transactions occurred subsequent to September 30, 2022 and through February 15, 2023, the date of the Company's financial statement issuance, which require additional disclosure in the Company's financial statements.